UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011.
Commission File No. 333-08880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Paseo de la Reforma No. 222, Piso 20 y 21
Col. Juárez
06600, México, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑             Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐             No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On January 25, 2011, Satélites Mexicanos, S.A. de C.V. (the “Company”) issued a press release announcing that it has reached an agreement with the holders of more than two-thirds of the outstanding principal amount of its Second Priority Senior Secured Notes due 2013 regarding a comprehensive recapitalization to be effected through the solicitation of a prepackaged plan of reorganization to be filed in the United States bankruptcy court. The recapitalization will provide the resources for the Company to finance the timely completion of Satmex 8, a satellite scheduled to be launched in 2012 to replace the Company’s Satmex 5 satellite, and to lay the groundwork for the future construction of Satmex 7, which is intended to replace the Company’s Solidaridad 2 satellite. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit 99.1     Press Release of Satélites Mexicanos, S.A. de C.V., dated January 25, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2011

Satélites Mexicanos, S.A. de C.V.
(Registrant)

By:  /s/Pablo Manzur y Bernabéu
Name:   Pablo Manzur y Bernabéu
Title:   General Counsel

EXHIBIT INDEX

Exhibit Number	Document

99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated January 25, 2011